UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-40280

Elite Education Group International Limited

(Translation of registrant’s name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Termination of Material Definitive Agreement

Quest Holding International, LLC (“QHI”), a wholly owned subsidiary of Elite Education Group International Limited, is party to a International Student Recruitment Services Agreement with the Oxford campus of Miami University, Oxford, Ohio, USA, dated January 3, 2020 (but commencing on November 1, 2019) (the “Agreement”). Pursuant to the Agreement, either party may terminate the Agreement on 90 days’ prior written notice without cause. On September 21, 2021, the Oxford campus of Miami University, Oxford, Ohio, USA, provided QHI with notice of the university’s intent to terminate the Agreement for its convenience.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-258658), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Elite Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: September 29, 2021

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